Ex. 99.28(d)(54)(xi)

Amendment

to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Wellington Management Company LLP

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Wellington Management Company LLP, a Delaware limited liability partnership and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and Sub-Adviser (the “Parties”) entered into an Amended and Restated Investment Sub-Advisory Agreement effective as of the 1st day of December, 2012, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (the “Funds”) of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust has approved, and the Parties have agreed to amend Schedule B to the Agreement to reflect fee reductions for the JNL/WMC Balanced Fund and the JNL/WMC Value Fund, effective October 14, 2019.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated October 14, 2019, attached hereto.

2.	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

3.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed, effective October 14, 2019.

Jackson National Asset Management, LLC		Wellington Management Company LLP

By:	/s/ Mark D. Nerud	By:	/s/ May Yu
Name:	Mark D. Nerud	Name:	May Yu
Title:	President and CEO	Title:	Senior Managing Director

Schedule B

Dated October 14, 2019

(Compensation)

JNL/WMC Balanced Fund
Average Daily Net Assets	Annual Rate
Assets up to $5 Billion:
$0 to $200 Million:	.270%
$200 Million to $400 Million:	.250%
$400 Million to $2.5 Billion:	.220%
$2.5 Billion to $5 Billion:	.200%
Over $5 Billion:	.180%
When assets exceed $5 Billion:
$0 to $5 Billion:	.210%
Over $5 Billion:	.160%

JNL/WMC Government Money Market Fund
Average Daily Net Assets	Annual Rate
$0 to $1 Billion:	.040%*
$1 Billion to $4 Billion:	.025%*
Over $4 Billion:	.020%*

* The assets of the JNL/WMC Government Money Market Fund of JNL Series Trust and the assets of the JNL Government Money Market Fund of JNL Investors Series Trust will be combined for purposes of determining the applicable annual rate.

JNL/WMC Value Fund
Average Daily Net Assets	Annual Rate
$0 to $1 billion	.250%
Over $1 Billion:	.200%

B-1